Exhibit 99.2

PROXY
TOP IMAGE SYSTEMS LIMITED

For the Annual General Meeting of Shareholders to be held
 on December 24, 2014

The undersigned shareholder of Top Image Systems Limited (the "Company") hereby appoints Mr. Itzhak Nakar – and, if he will be unable to attend the meeting, Dr. Ido Schechter - with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as indicated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the corporate offices of Top Image Systems at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on December 24, 2014 at 10:00 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

☒	Please mark your votes as in this example

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	PROPOSAL NO. 1: Election of directors who are not external directors				4.
PROPOSAL NO. 4: To approve additional compensation for Mr. Izhak Nakar, the Company’s Active Chairman, in addition to the compensation to which he is currently entitled, as further incentive and compensation, in light of the additional responsibilities he has taken on in 2014, to be effective retroactively from January 1, 2014, as follows: (i) 0.25% of the total amount raised by the Company under the F-3 form filed by the Company on January 29, 2014, but no more than US$ 112,500 and (ii) options, under the Company’s share option plan and in accordance with its terms, to purchase 10,000 ordinary shares of the Company (the "Options"). The Options shall vest in two equal parts such that 50% of the Options will vest on December 31, 2014 and the remainder will vest on December 31, 2015. The exercise price per share of the Options will be equal to the closing price of the Company’s share as of the date of approval of the grant of Options by the general meeting of the Shareholders.

							☐	☐	☐
	Izhak Nakar	☐	☐	☐	5.	PROPOSAL NO. 5: To approve the additional compensation to Mr. Izhak Nakar, the Company's Active Chairman.	☐	☐	☐
	Donald Dixon	☐	☐	☐	6.
PROPOSAL NO. 6.  To extend the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the independent public accountants of the Company until the next annual general meeting of the Company, and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the audit committee of the Company.
							☐	☐	☐
	Ido Schechter	☐	☐	☐
2.	PROPOSAL NO. 2: Election of one external director for additional term, to serve until November 25, 2017.
	Osnat Segev-Harel	☐	☐	☐

In connection with this proposal, please state whether or not you have a Personal Interest (as defined in the Companies Law) in the proposal. If you fail to indicate whether or not you have a Personal Interest, your shares will not be voted and your vote will not be counted for the resolution.

☐ yes ☐ no
This proxy when properly executed will be voted in the manner directed herein.  If no direction is made with regard to a proposal, this Proxy will be voted FOR that proposal. The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice. This proxy revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares. The undersigned hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

________________________________________
NAME OF SHAREHOLDER IN BLOCK LETTERS
               ______________, 2014

Note:  If the signer is an officer of a corporation, an executor, an administrator, a trustee or similar representative, the full title or capacity should be stated.  Joint owners should each sign.

In connection with this proposal, please state whether or not you are a controlling shareholder. If you fail to indicate whether or not you are a controlling shareholder, your shares will not be voted and your vote will not be counted for the resolution.

☐ yes ☐ no
3.	PROPOSAL NO. 3: To approve the amendment of the Company's Compensation Policy	☐	☐	☐

In connection with this proposal, please state whether or not you have a Personal Interest (as defined in the Companies Law) in the proposal. If you fail to indicate whether or not you have a Personal Interest, your shares will not be voted and your vote will not be counted for the resolution.

☐ yes ☐ no

In connection with this proposal, please state whether or not you are a controlling shareholder. If you fail to indicate whether or not you are a controlling shareholder, your shares will not be voted and your vote will not be counted for the resolution.

☐ yes ☐ no